BPZ Energy
Developing Energy - Providing Opportunities

EXECUTIVE SEVERANCE AGREEMENT

This Severance Agreement ("Agreement") is made between BPZ Resources, Inc., a Texas corporation (the "Company"), and **Richard J. Spies** ("Executive") (individually, the "Party," collectively, the "Parties"), effective as of October 12, 2012 (the "Effective Date").

Recitals

WHEREAS, the Company desires to retain or continue to retain Executive's services, and Executive and Company wish to enter into this Agreement in accordance with the terms provided herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Executive, intending to be legally bound hereby, agree as follows:

1. Employment.

(a) Employment Duties. The Company hereby agrees to employ Executive for the Service Period (as defined in Section 2) to render exclusive and full-time services to the Company and its affiliates in the capacity of **Chief Operating Officer** and to perform such other duties and responsibilities (including service as a director or officer of any affiliate of the Company, if elected or appointed) as may be assigned by the Board of Directors of the Company (the "Board"), or such other officer of the Company to whom the Executive reports. The Executive will have all of the duties and authorities customarily and ordinarily exercised by executives in the position of **Chief Operating Officer** at entities of the Company's size and nature. The Executive may, subject to the approval by the Board, serve on the Board of Directors of not more than two for-profit businesses, manage Executive's own and family investments and participate in civic, charitable and industry organizations, provided that such activities, individually or as a whole, do not materially interfere with Executive's duties hereunder, or otherwise violate any provision of this Agreement.

(b) Fiduciary Duties to the Company. Executive acknowledges and agrees that Executive owes a fiduciary duty of loyalty to the Company to act at all times in the best interests of the Company and Company's affiliates in a manner consistent with Executive's position.

(c) Location. The duties to be performed by the Executive will be performed primarily at the Company's headquarters office in Houston, Texas, subject to reasonable travel requirements consistent with the nature of the Executive's duties from time to time on behalf of the Company.

2. Duration of Agreement.

Executive's employment under this Agreement shall commence on the Effective Date and shall terminate on the second anniversary of the Effective Date ("Service Period"); provided, however, that the employment shall be automatically extended without further action of either Party for additional one-year periods, unless written notice of either Party's intention to not extend the Agreement has been provided to the other Party at least ninety (90) days prior to the expiration of the initial term or 90 days prior to the expiration of any extension.

3. **Compensation and Benefits.**

(a) Base Salary. During the Service Period, the Company will pay Executive an annual base salary, payable in arrears in accordance with the Company's standard payroll practices for executives at the initial annual rate of $375,000 ("Base Salary"). The Company, in its sole discretion, may adjust the Executive's salary from time to time, and such adjustments need not be made on the same basis as similarly situated executives. All payments of Base Salary or other compensation hereunder will be less such deductions or withholdings as are required by applicable law and regulations.

(b) Annual Bonus. During the Service Period, Executive will be eligible to participate in any annual bonus plan, policy or program as may be adopted by the Company, in its sole discretion, from time to time. The Company is under no obligation to offer an annual bonus plan, policy or program. Payment of an annual bonus will be in the Company's sole discretion based on performance or other criteria adopted by the Board (or a designated committee thereof) and the Executive will have no absolute right to an annual bonus in any year. Any annual bonus will be paid at the time specified by the Company.

(c) Long-Term Incentive Compensation. During the Service Period, Executive may, as determined by the Company, in its sole discretion, periodically receive grants of, or payments under, equity or non-equity related awards pursuant to the Company's long-term incentive compensation plans.

(d) Employee Retirement, Health and Welfare Plans. During the Service Period and provided that the Executive meets the requisite eligibility requirements, the Executive will be eligible to participate in those defined benefit, defined contribution, group insurance, medical, dental, disability, and other benefit plans of the Company as from time to time in effect and on a basis no less favorable than any other executive at the Executive's level. Notwithstanding the foregoing, the Company reserves the right to modify, amend or terminate any such employee plans at any time.

(e) Vacation. Executive will be entitled to an annual paid vacation in accordance with the Company's applicable vacation policy, as in effect from time to time.

(f) Clawback Policies. Any amounts payable under this Agreement are subject to any policy, whether in existence as of the Effective Date or later adopted, established by the Company that provides for the clawback or recovery of amounts that were paid to Executive under circumstances requiring clawback or recovery as set forth in such policy. The Company will make any determinations for clawback or recover in its sole discretion and in accordance with any applicable law or regulation.

4. **Termination.**

(a) Termination Events. Executive's employment and the Service Period will terminate immediately upon the occurrence of any of the following:

(i) Death: the death of the Executive;

(ii) Total Disability: either the (A) physical or mental incapacity so as to render Executive incapable of performing the essential functions of any substantial gainful activity with or without reasonable accommodation that is expected to result in death or to last for a continuous period of at least 12 months, or (B) Executive's receipt of disability benefits under the Company's long-term disability plan or receipt of Social Security disability benefits.

(iii) For Cause by the Company: notice of termination for "Cause." As used herein, "Cause" shall mean: (A) any willful misconduct or omission by Executive that he/she knows or should have known may materially harm the Company, its affiliates, subsidiaries, or joint venture partners; (B) gross negligence or willful misconduct by Executive without proper legal cause in the performance of his/her duties and responsibilities which remain uncorrected for 30 days following written notice to Executive by Company of such gross negligence or willful misconduct; (C) any act by Executive of fraud or intentional misrepresentation or embezzlement, misappropriation or conversion of assets of the Company, its affiliates, subsidiaries, or joint venture partners; (D) Executive being convicted of a felony, a disposition of deferred adjudication with respect to a felony conviction or any crime involving dishonesty or moral turpitude; (E) a material violation of the Company's Code of Ethics Policy; (F) a breach of fiduciary duty to the Company, its affiliates, subsidiaries; (G) any breach of the terms and conditions of this Executive Employment Agreement, which if curable, is not cured with 30 days of Executive's receipt of written notice of the breach; (H) a refusal to execute or carry out a written directive from a corporate superior or the Board of Directors within 7 days of being informed of Executive's obligation to do so under this Agreement; (I) Executive's continued unsatisfactory performance, following two or more written notices from a corporate superior or the Board of Directors and a reasonable period of time thereafter to improve performance. For purposes of this Agreement, an act or failure to act will be considered "willful" only if done or omitted to be done without the Executive's good faith reasonable belief that such act or failure to act was in the best interests of the Company.

(iv) Without Cause By the Company: The Company may terminate the Executive's employment effective thirty (30) days following notice to the Executive of the Executive's termination without Cause. In such event, the Service Period will terminate. During such thirty (30) day notice period, the Company may require that the Executive cease performing some or all of the Executive's duties and/or not be present at the Company's or its affiliates' offices and/or other facilities.

(v) For Good Reason by Executive: The Executive may immediately resign the Executive's position for Good Reason and, in such event, the Service Period, will terminate. As used herein, "Good Reason" shall mean: (A) a material diminution in Executive's Base Salary and benefits, as defined in Section 3 or otherwise provided to all employees, except for across-the-board changes for all executives of the Company; (B) a material diminution in Executive's authority, duties, or responsibilities; (C) a change in the Executive's principal work location to a location more than 50 miles from Executive's prior work location, and more than 50 miles from Executive's principal residence as of the date of such change in work location; or (D) a material breach of the Agreement by the Company.

For each event described above in this clause 4(a)(v), the Executive must notify the Company within sixty (60) days after the occurrence of the event and the Company will have thirty (30) days after receiving such notice in which to cure the event. If the Company fails to cure, the Executive's resignation will be considered to be for Good Reason, if and only if, the Executive resigns within sixty (60) days after the expiration of the cure period. In no event will Executive's failure to notify the Company of the occurrence of any event constituting Good Reason, or to resign as a result of such event, be construed as a consent to the occurrence of future events

whether or not similar to the initial occurrence, or a waiver of Executive's right to resign for Good Reason as a result thereof.

(vi) Without Good Reason By the Executive: The Executive may voluntarily resign from his/her position effective thirty (30) days following notice to the Company of the Executive's intent to voluntarily resign without Good Reason. In such event, the Service Period will terminate. During such thirty (30) day notice period, the Company may require that the Executive cease performing some or all of the Executive's duties and/or not be present at the Company's or its affiliates' offices and/or facilities.

(b) Definition of Termination Date. The date specified as the end of the Service Period in the notice of termination required under this Section 4 shall be the Executive's "Termination Date" for all purposes of this Agreement.

5. **Compensation Upon Termination of Employment.**

(a) Entitlements Upon Termination For Any Reason. Following any termination of the Executive's employment, the Company will pay or provide to the Executive, or the Executive's estate or beneficiary, as the case may be, the following amounts (the "Accrued Obligations") (Accrued Obligations shall be the only entitlements upon termination For Cause by the Company, as described in Section 4(a)(iii), or Without Good Reason by Executive, as described in Section 4(a)(vi)):

(i) accrued Base Salary through the Termination Date, payable within 30 days of the Termination Date or sooner if required by applicable law;

(ii) the balance of any awarded (*i.e.*, the amount and payment of the specific award has been fully approved, including, where applicable, by the Board and/or a designated committee), but as yet unpaid, annual bonus which for purposes of this section shall be no less than the Executive's bonus awarded in the previous year or other incentive awards for any calendar year before the calendar year during which the Executive's Termination Date occurs, payable within 30 days of the Termination Date; *provided, however,* if the Executive's employment is terminated by the Company for Cause under Section 4(a)(iii), such annual bonus or incentive award, even if awarded, will be immediately forfeited if permitted under the law of the State of Texas;

(iii) a payment representing the Executive's accrued but unused vacation, payable within 30 days of the Termination Date or sooner if required by applicable law;

(iv) any vested, but not forfeited amounts or benefits on the Termination Date under the Company's employee benefit plans, programs, policies, or practices in accordance with the terms thereof, including any benefit continuation or conversion rights;

(v) any accelerated vesting and amounts due under any outstanding equity awards as determined by the applicable award agreements; and.

(vi) continued coverage under the Company's D&O Insurance policies.

(b) Entitlements Upon Termination by Reason of Death or Total Disability. Upon termination of employment by reason of Death or Total Disability, Executive or Executive's estate will be entitled to receive, in addition to the Accrued Obligations, Executive's annual bonus or incentive compensation, if any, prorated through the Executive's Termination Date paid in a lump sum at the same time that the Company pays its annual bonus or incentive compensation to its active employees, but in no event before January 1 or later than December 31 of the calendar year following the calendar year in which the Executive's termination of employment by reason of Death or Total Disability.

(c) Entitlements only Upon Involuntary Termination Without Cause by the Company or Voluntary Termination for Good Reason by the Executive. Subject to Executive's continued compliance with the terms of this Agreement and the requirements of Section 5(d), following a termination Without Cause by the Company or for Good Reason by the Executive, the Company shall pay or provide to the Executive, in addition to the Accrued Obligations:

(i) his monthly Base Salary at the rate in effect on the Termination Date and continuing for eighteen (18) months thereafter (the "Severance Period"), payable in equal installments in accordance with the Company's normal payroll practices for executives commencing with the first payroll period following the Termination Date with each payment being treated as a separate payment for purposes of Internal Revenue Code (the "Code") Section 409A purposes;

(ii) an amount equal to an average of the annual bonuses paid to the Executive for the two calendar years preceding the year of his termination of employment, multiplied by 1.5, and payable in a single lump sum within ninety (90) days following his termination of employment;

(iii) with respect to non-vested equity and non-equity awards, the applicable equity plan and award agreements will govern any accelerated vesting of any outstanding awards.

(iv) The Company shall provide career transition assistance for 6 months.

(d) The payments described in Sections 5(c)(i), (ii), and (iv) will be paid only if the Executive executes and delivers to the Company, within sixty (60) days following his termination of employment, a full general release, in a form acceptable to the Company, releasing all claims, known or unknown, that the Executive may have through the date of such release against the Company or its affiliates and such release shall have become legally effective and not subject to revocation. Notwithstanding Sections 5(c)(i), (ii), and (iv), payments of amounts pursuant to Sections 5(c)(i), (ii), and (iv) which are subject to Code Section 409A shall commence on the first pay period occurring after the 60th day following the Executive's termination of employment. Any payments delayed pursuant to the preceding sentence shall be paid to the Executive in a lump sum on the first pay period occurring after the 60th day following the Executive's termination of employment, and any remaining payments due under the provisions of Sections 5(c)(i), (ii), and (iv) shall be payable at the same time and in the same form as such amounts would have been paid in accordance with their original payment schedule under such Sections. Notwithstanding Sections 5(c)(i), (ii), and (iv), payments of amounts pursuant to Sections 5(c)(i), (ii), and (iv) which are not subject to Code Section 409A shall commence on the first pay period occurring after the Executive's signed release shall have become legally effective and not subject to revocation. Any payments delayed pursuant to the preceding sentence shall be paid to the Executive in a lump sum on the first pay period occurring after the Executive's signed release shall have become legally effective and not subject to revocation and any remaining payments due under the provisions of Sections 5(c)(i), (ii), and

(iv) shall be payable at the same time and in the same form as such amounts would have been paid in accordance with their original payment schedule under such Sections.

6. Code Section 280G.

(a) Notwithstanding anything in this Agreement to the contrary, if the aggregate amount of the benefits and payments under this Agreement, and other payments and benefits which the Executive has the right to receive from the Company (including the value of any equity or non-equity rights which become vested upon a change in control) (each a "Payment" and collectively, the "Total Payments") would constitute a "parachute payment" as defined in Code Section 280G(b)(2), the Executive will receive the Total Payments unless the (i) after-tax amount that would be retained by the Executive (after taking into account all federal, state and local income taxes payable by the Executive and the amount of any excise taxes payable by the Executive under Code Section 4999 that would be payable by the Executive (the "Excise Taxes")) if the Executive were to receive the Total Payments has a lesser aggregate value than (ii) the after-tax amount that would be retained by the Executive (after taking into account all federal, state and local income taxes payable by the Executive) if the Executive were to receive the Total Payments reduced to the largest amount as would result in no portion of the Total Payments being subject to Excise Taxes (the "Reduced Payments"), in which case the Executive will be entitled only to the Reduced Payments.

(b) The determination of whether Section 6(a) applies, and the calculation of the amount of the Reduced Payments, if applicable, will be performed by a nationally recognized certified public accounting firm as may be designated by the Company (the "Accounting Firm"). For purposes of making the calculations required by this Section 6, the Accounting Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Code Sections 280G and 4999. The Company and the Executive agree to furnish to the Accounting Firm such information and documents as the Accounting Firm may reasonably request in order to make a determination under this provision. The Accounting Firm will provide detailed supporting calculations both to the Company and the Executive within fifteen (15) business days of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the change of control, the Executive may appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm will then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm will be borne solely by the Company.

(c) If the Executive is to receive Reduced Payments, the Total Payments payable will be reduced or eliminated in the following order: (i) cash payments, (ii) taxable benefits, (iii) non-taxable benefits and (iv) accelerated vesting of equity awards (in reverse order of the date of the grant).

7. Suspension/Refund of Termination Benefits for Subsequently Discovered Cause. Notwithstanding any provision of this Agreement to the contrary, except Section 6, if within one (1) year of Executive's Termination Date, it is determined by the Company that Executive could have been terminated for Cause pursuant to Section 4(a)(iii) then, to the extent permitted by law:

(a) the Company may elect to cancel any and all payments of any benefits otherwise due to Executive, but not yet paid, under this Agreement or otherwise; and

(b) Executive will refund to the Company any amounts, plus interest, at the applicable Federal rate, previously paid by Company to Executive in excess of Executive's Accrued Obligations.

8. **Confidential Information.** Executive acknowledges that following the execution of this Agreement during the course of his employment with the Company, Executive will receive, develop and have access to trade secrets, confidential information and proprietary materials that he has not previously receive, developed or had access to prior to the execution of this Agreement which may include, but are not limited to, the following: business strategies, technical information, strategies for expansion or acquisitions, budgets, interpretations of information and data, internal business records, contracts benefiting or obligating the Company, bids or proposals submitted to any third party, organizational structure, personnel information including salaries of personnel, and any other information, whether tangible or intangible, in any form or medium provided (collectively, "Confidential Information") which is not generally available to the public and which has been developed, will be developed or acquired by the Company at considerable effort and expense. Executive acknowledges that he will receive, learn, be provided, and have access to certain Confidential Information. During the term of this Agreement or at any time thereafter, unless otherwise specifically authorized in writing by the Company, Executive hereby covenants and agrees: (i) to hold Confidential Information in the strictest confidence; (ii) not to, directly or indirectly, disclose, divulge or reveal any Confidential Information to any person or entity other than as authorized by the Company; (iii) to use such Confidential Information only within the scope of his employment with the Company for the benefit of the Company; and (iv) to take such protective measures as may be reasonably necessary to preserve the secrecy and interest of the Company in the Confidential Information. Executive agrees to immediately notify the Company of any unauthorized disclosure or use of any Confidential Information of which he becomes aware. The confidentiality obligations herein will not prohibit Executive from revealing evidence of criminal wrongdoing to law enforcement officials or Confidential Information by order of court of competent jurisdiction or as otherwise required by law; however, Executive should promptly inform the Company of any such situations and will take reasonable steps to prevent disclosure of Confidential Information until the Company has been informed of such required disclosure and has had a reasonable opportunity first to seek a protective order.

(a) Carve Out from Arbitration. Both Parties recognize the unique nature of disputes regarding the inappropriate disclosure of confidential information. Therefore, by mutual agreement of the Parties, enforcement of the rights and obligations of Section 8 are exempted from the obligation to arbitration under Section 17. Either party is free to seek injunctive relief in an appropriate judicial forum or Court of law only in regards to Section 8.

(b) Forfeiture of Profits. If the Executive is found to have violated the obligations of Section 8, any profits, monies, benefits, stock share, stock options, bond, or promises of future monetary or pecuniary gain, otherwise due to Executive, but not yet paid under this Agreement, are forfeited to the Company, to the extent permitted under applicable law.

9. **No Restrictions on Employment.** Executive is continuing to be employed by the Company with the understanding that (i) he is free to enter into employment or continued employment with the Company, (ii) Executive's employment with the Company will not violate any agreement he may have with a third party (e.g., existing employment, non-compete, intellectual property ownership, and/or non-disclosure agreements) and (iii) only the Company is entitled to the benefit of Executive's work.

If Executive has any agreements with a prior employer, Executive is required to provide such agreements to the Company before executing this Agreement. The Company has no interest in using any other person's patents, copyrights, trade secrets, or trademarks in an unlawful manner, and Executive agrees that he will not use a third party's confidential information as part of his employment with the Company.

10. **Removal and Return of the Company's Property.** All written materials, records, data, and other documents prepared or possessed by Executive during his employment with the Company are the Company's property. Executive agrees not to remove any property of the Company, including, but not limited to, any Confidential Information, from the Company's premises, without the prior written approval of the Company's Chief Legal Officer. At the Company's request, the Executive's acceptance of other employment, or the termination of Executive's employment for any reason, Executive will immediately return to the Company all Company property.

11. **Non-Competition.** In consideration of Company's promise to give Executive Confidential Information to which Executive did not previously have access and to enforce Executive's promise not to disclose such information, Executive agrees to the following restrictive covenants, which are ancillary to the otherwise enforceable confidentiality agreement between Company and Executive described in section 8 above.

(a) Executive agrees that during his employment with the Company, and for a period of twelve (12) months thereafter, Executive will not directly or indirectly, on behalf of himself or in conjunction with any other person, company or entity, own (other than less than 5% ownership in a publicly traded company), manage, operate, or participate in the ownership, management, operation, or control of, or be employed by or a consultant to any person, company or entity which is in competition with the Company in the industry of the oil and/or gas exploration and/or production in the Republic of Peru; with which Executive would hold a position with responsibilities similar to any position Executive held with the Company or in which Executive would utilize or disclose Confidential Information as described above.

(b) Executive agrees that during his employment with the Company and for a period of 12 months thereafter Executive will not directly or indirectly, on behalf of himself or any other person, company or entity in the industry of the oil and/or gas exploration and/or production in the Republic of Peru, participate in the planning, research or development of any strategies or methodologies, similar to strategies or methodologies, utilized or developed by the Company, excluding general industry knowledge, for which Executive had access to, utilized or developed during the twelve (12) months preceding the termination of his employment with the Company.

(c) Executive agrees that nothing in this Section will limit Executive's confidentiality obligations in this Agreement. Further, Executive understands and agrees that during his employment and the restricted time periods thereafter designated in this Agreement, while Executive may gather information to investigate other employment opportunities, Executive understands and agrees that Executive will not make plans or prepare to compete, solicit or take on activities which are in violation of this Agreement.

(d) Should Executive leave the Company and accept employment or a consulting position with a competitor, Executive is required beforehand to inform the Company of the identity of Executive's new employer and Executive's responsibilities for the new employer. Executive is also required to show this Agreement to all new employers before accepting new employment and the Company will also be permitted to show this Agreement, if requested, to all of Executive's prospective employers as well.

(e) Carve Out from Arbitration. Both Parties recognize the unique nature of disputes regarding the covenant of non-competition. Therefore, by mutual agreement of the Parties, enforcement of the rights and obligations of Section 11 are exempted from the obligation to arbitrate under Section 17. Either party is free to seek injunctive relief in an appropriate judicial forum or Court of law.

12. **Non-Solicitation**. Executive agrees that during Executive's employment with the Company and for a period of twelve (12) months thereafter, Executive will not, nor will Executive assist any third party to, directly or indirectly (i) raid, hire, solicit, encourage or attempt to persuade any employee or independent contractor of the Company, or any person who was an employee or independent contractor of the Company during the twelve (12) months preceding the termination of Executive's employment with the Company, who possesses or had access to Confidential Information of the Company, to leave the employment of, or terminate a relationship with the Company; (ii) interfere with the performance by any such persons of their duties for the Company; or (iii) communicate with any such persons for the purposes described in this Section above.

13. **Non-Disparagement.** During the Service Period and thereafter, Executive agrees that Executive will not intentionally make or publish any statements or comments that actually disparage or injure the reputation or goodwill of the Company or any of its affiliates, or their respective officers or directors, or otherwise make any oral or written statements that a reasonable person would expect at the time such statement is made to likely have the effect of diminishing or injuring the reputation or goodwill of the Company, or any of its affiliates, or any of its or their respective officers or directors; provided, however, nothing herein will prevent Executive from providing any information that may be compelled by law or Company policies. Therefore, both Parties agree that if the Executive is found to have breached the non-disparagement clause of the Agreement, Executive will pay damages to the Company and/or be subject to injunctive and/or other equitable relief for the irreparable harm it incurs as a result of Executive's breach of this section, including damages for any profits unjustly gained by Executive as a result of a breach of this section

14. **Effect of Breach.**

(a) Executive acknowledges and agrees that, if Executive commits a breach of any of the provisions of Sections 8, 10, 11, 12, and 13, pursuant to the terms of certain benefit plans, Executive's participation in any accrued benefits thereunder may be discontinued or forfeited, in addition to any other rights and remedies the Company may have at law or in equity and the Company shall have a claim for damages caused by the breach.

(b) If Executive commits a breach or threatens to breach any of the provisions of Sections 8, 10, 11, 12, and 13, the Company will have (notwithstanding any alternative dispute resolution provisions agreed to between the Company and the Executive) the right and remedy to seek to have the provisions of this Agreement specifically enforced by injunction or otherwise by any court having jurisdiction, it being acknowledged and agreed that any such breach may cause irreparable injury to the Company in addition to money damages and that money damages alone may not provide a complete or adequate remedy to the Company, it being further agreed that such right and remedy will be in addition to any other rights and remedies available to the Company under law or in equity.

(c) If Executive is found in a court of law or arbitration to have violated the obligations of Sections 8, 10, 11, 12, and/or 13, any profits, monies, benefits, stock share, stock options, bond, or promises of future monetary or pecuniary gain otherwise due to Executive, but not yet paid, under this Agreement, are forfeited to the Company, to the extent permitted by applicable law, and the Executive shall make the Company whole with respect to any proven losses.

15. **Extension of Term of Covenants Following Violation.**

The period during which the prohibitions of Sections 8, 10, 11, 12, and 13 are in effect will be extended by any period or periods during which the Executive is in violation of such Sections.

16. **Indemnification; D&O Insurance.** To the maximum extent permitted by applicable law, the Company will indemnify and hold harmless Executive against any claims that may be asserted against Executive by reason of his service as an officer and employee of the Company or any of its affiliates, other than claims resulting from Executive's fraudulent or illegal conduct or willful breach of this Agreement, and the costs of defending against such claims (including fees and disbursements of counsel), which costs will be advanced to Executive as incurred subject to the Executive's obligation to repay such advances if it is finally determined that he was not eligible for indemnification. Such right of indemnification will be provided on the same basis as any actively employed executive officer. During the Service Period and for a one (1) year period following the Executive's termination of employment for any reason other than Cause pursuant to Section 4(a)(iii), the Company will cause Executive to be listed as a named insured under such generally applicable directors and officers insurance coverage as it may elect to maintain from time to time. For purposes of this Section, the term "directors and officers insurance" includes all insurance policies maintained by the Company covering directors, officers or employees against claims asserted against them individually, including employment practices and fiduciary liability policies.

17. **Arbitration.** Executive and the Company will submit to mandatory binding arbitration in any controversy or claim arising out of, or relating to, this Agreement or any breach hereof, provided, that the Company and the Executive retain its right to, and will not be prohibited, limited or in any other way restricted from, seeking or obtaining equitable or other relief from a court having jurisdiction over the Parties in any matter involving an alleged breach of Executive's covenants as set forth in Sections 8 and 11. Such arbitration will be conducted in Houston, Texas, by a single arbitrator who is currently licensed to practice law under the National Rules for Resolution of Employment Disputes of the American Arbitration Association in effect at that time. The decision of the arbitrator will be final and unappealable, and judgment on the arbitration award may be entered in any court having jurisdiction thereof. All the costs of arbitration, including the fees and expenses of the arbitrator, will be borne equally by the Executive and the Company, unless the arbitrator finds that causing the Executive to pay any portion of such costs represents an undue hardship on Executive, in which case the arbitrator can reallocate responsibility for payment of such costs. Each Party will be responsible for its own reasonable legal fees, costs and expenses.

(a) Class & Collective Action Waiver. If the law allows, this provision serves as a waiver of Executive's right to participate in any class or collective action against the Company or any of its affiliates or subsidiaries. Rather than participate in a class action, Executive agrees to individually arbitrate the controversy, claim, or dispute consistent with Section 17 of this Agreement.

(b) Notification & Receipt of Rules. Executive acknowledges by initialing below that Executive has had an opportunity to review the Rules governing Arbitrations or has obtained a copy of the rules from either the Company or the American Arbitration Association's website and has reviewed those rules.

(c) **WAIVER OF TRIAL BY JURY. The Executive and Company understand and agree that by executing this Agreement, and notwithstanding any other provision or section of this Agreement, both Parties agree that they are GIVING UP AND WAIVING ALL RIGHTS TO A TRIAL BY JURY for matters arising out of or relating to this Agreement or Executive's employment with the Company.**

18. Withholding Taxes. All payments and compensatory benefits made and to be made under this Agreement will be subject to reduction to reflect all taxes or other charges required to be withheld by all applicable laws.

19. Notices. All written notices and other communications required or permitted to be given hereunder will be in writing and will be deemed to have been duly given, if delivered in person or by courier, or facsimile transmission or sent by express, registered or certified mail, postage prepaid, addressed as follows:

If to Executive:

NAME Richard J. Spies
ADDRESS

If to the Company:

BPZ Resources, Inc.
580 Westlake Park Boulevard, Suite 525
Houston, Texas 77079

Attn: Chief Legal Officer

By written notice to the other, either Party may change the address to which notices to such Party are to be delivered.

20. Governing Law; Jurisdiction and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Texas, without regard to its conflict of law principles. For the purposes of any suit, action, or other proceeding arising out of this Agreement or with respect to Employee's employment hereunder that is not otherwise subject to arbitration under Section 17, the Parties: (i) agree to submit to the exclusive jurisdiction of the federal or state courts located in Houston, Texas or, in the case of a lawsuit initiated by the Company, in any court with personal jurisdiction over Employee; (ii) waive any objection to personal jurisdiction or venue in such jurisdiction.

21. Entire Agreement / Non-Exclusivity. This Agreement sets forth the entire agreement and understanding of the Parties relating to the subject matter hereof, and supersedes all prior agreements, arrangements and understandings, written or oral, relating to the subject matter hereof. No representation, promise or inducement has been made by either Party that is not embodied in this Agreement, and neither Party will be bound by or be liable for any alleged representation, promise or inducement not so set forth.

Other than as expressly set forth in this Agreement, nothing in this Agreement will prevent or limit the Executive's continuing or future participation in any plan, program, policy or practice provided by the Company or its affiliates and for which the Executive may qualify, nor will anything herein limit or otherwise affect such rights as the Executive may have under any other contract or agreement with the Company or its affiliates. Amounts which are vested benefits or which the Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company or its affiliates at or subsequent to the Termination Date will be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement. Notwithstanding the foregoing, if the Executive receives payments and benefits pursuant to this Agreement in connection with the termination of the Executive's employment, the Executive will not be entitled to any severance pay or benefits under any severance plan, program or policy of the Company and its affiliates, unless specifically provided therein in a specific reference to this Agreement.

22. Assignability.

(a) Nonassignability by Executive. This Agreement, and the Executive's rights and obligations hereunder, may not be assigned by the Executive, nor may the Executive pledge, encumber or anticipate any payments or benefits due hereunder, by operation of law or otherwise.

(b) Assignability by Company. The Company may assign its rights, together with its obligations, hereunder:

(i) to any affiliate; or

(ii) to a third party in connection with any sale, transfer or other disposition of all or substantially all of any business to which the Executive's services are then principally devoted.

(c) Assumption of Agreement by Successors. The Company will require any successor (direct or indirect, by purchase, merger or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and extent that the Company would be required to perform if no such succession had taken place.

23. Survival. The respective rights and obligations of the Parties hereunder will survive any termination of this Agreement or the Service Period to the extent necessary to the intended preservation of such rights and obligations.

24. Amendment. This Agreement may be amended, modified, superseded, canceled, renewed or extended and the terms or covenants hereof may be waived, only by a written instrument executed by both of the Parties hereto, or in the case of a waiver, by the Party waiving compliance. The failure of either Party at any time or times to require performance of any provision hereof will in no manner affect the right at a later time to enforce the same. No waiver by either Party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any instance, will be construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

25. Counterparts. This Agreement may be executed simultaneously in two (2) or more counterparts, each of which will be deemed an original, but all of which together will constitute one (1) and the same instrument.

26. Code Section 409A.

(a) The parties intend that this Agreement and the benefits provided hereunder qualify for an exemption from Code Section 409A to the extent possible; provided, however, that if any benefits provided hereunder are not so exempt, they are intended to comply with Code Section 409A to the extent applicable thereto. All references to Code Section 409A shall include the regulations and guidance issued thereunder. Notwithstanding any provision of the Agreement to the contrary, the Agreement shall be interpreted and construed consistent with this intent; provided, that the Company shall not be required to assume any increased economic burden in connection therewith. Although the Company intends to administer the Agreement so that it will be exempt from or comply with the requirements of Code Section 409A, the Company does not represent or warrant that the Agreement will be exempt from or comply with Code Section 409A. Neither the Company nor its respective directors, officers, employees or advisers shall be liable to Executive (or any other individual claiming a benefit through the Executive) for any tax, interest, or penalties the Executive might owe as a result of this Agreement

termination of employment, and the Executive is a "specified employee" (as that term is defined under Code Section 409A) at the time Executive becomes entitled to any such payment or benefit, and provided further that such payment or benefit does not otherwise qualify for an applicable exemption from Code Section 409A, then no such payment or benefit shall be paid or commenced to be paid to the Executive under this Agreement until the date that is the earlier to occur of: (i) the Executive's death, or (ii) six (6) months and one (1) day following his termination of employment (the "Delay Period"). Any payments which the Executive would otherwise have received during the Delay Period shall be payable to the Executive in a lump sum on the date that is six (6) months and one (1) day following the effective date of the termination. For purposes of the foregoing, the terms "terminate," "termination," "termination of employment," and variations thereof as used in this Agreement, are intended to mean a termination of employment that constitutes a "separation from service" as such term is defined under Code Section 409A.

(c) Any reimbursements by the Company to the Executive of any eligible expenses under this Agreement, other than reimbursements that would otherwise be exempt from income or the application of Code Section 409A, ("Reimbursements") will be made promptly and, in any event, on or before the last day of the Executive's taxable year following his taxable year in which the expense was incurred. The amount of any Reimbursements, and the value of any in-kind benefits to be provided to the Executive under this Agreement, other than in-kind benefits that would otherwise be exempt from income or the application of Code Section 409A, during any of the Executive's taxable years will not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other of his taxable years, except for any limit on the amount of expenses that may be reimbursed under an arrangement described in Code Section 105(b). The right to Reimbursements, or in-kind benefits, will not be subject to liquidation or exchange for another benefit.

Executive agrees to serve the Company faithfully and to the best of the Executive's ability, to devote the Executive's entire business time, energy and skill to such employment, and to use the Executive's best efforts, skill and ability to promote the best interests of the Company and Company's affiliates.

[Signature Page follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

BPZ Resources, Inc.

Accepted by:	Accepted by:
EXECUTIVE	COMPANY REPRESENTATIVE
Signature:	Signature:
Print Name Richard J. Spies Chief Operating Officer	Print Name Manuel Pablo Zúñiga-Pflücker President and Chief Executive Officer
DATE: October 12, 2012	DATE: October 12, 2012